

Mail Stop 4628

April 24, 2018

Mark Layton
Chief Financial Officer
Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

> **Re: Mammoth Energy Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Response Dated April 10, 2018**
> **File No. 1-37917**

Dear Mr. Layton:

We have reviewed your April 10, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Properties page 45

1. We note your response to prior comment three, and we reissue the comment, as a material item with respect to reserve disclosure is the price used to determine reserve economics. Please disclose the price, or range of prices, upon which your consultant relied to establish a favorable opinion with respect to the economic viability of your mineral reserves. This disclosure may appear as a footnote to your reserve table.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

<u>Liquidity and Capital Resources, page 66</u>

2.   We note your response to prior comment four addresses your presentation of net debt though not the liquidity measure shown on page 66. Please expand your disclosure to include the information required by Item 10(e)(1)(i) for this measure.

3.   In your response to prior comment five you confirm that PREPA is subject to bankruptcy proceedings as mentioned in a risk factor on page 25. Given the significance of the contract to your current and future operations, we believe you should also provide details of the uncertainties within MD&A. Given the ongoing significance of your business with Gulfport, you should also address the reasonably possible impact that the expiration of the contracts may have on your results of operations, or clarify your assessment if you believe the effects of expiration would not be material. We reissue prior comment five.

<u>Financial Statements</u>

<u>Note 17 – Reporting Segments and Geographic Areas, page F-36</u>

4.   Please expand your disclosure to address the eliminations shown for total assets in the tabulation to comply with FASB ASC 280-10-50-29 and 31. As total assets reported for your All Other group include $148,799,000 for the Mammoth Energy Partners operating segment, which is 17.2% of total assets, and 14.5% of the combined assets of all operating segments, before eliminations, also explain why you believe this would not be a reportable segment under FASB ASC 280-10-50-12(c).

5.   Please disclose the nature of revenue generating activities in the "All Other" reportable segment to comply with FASB ASC 280-10-50-15. If you have listed the significant revenue generating activities that are associated with all of your segments, then indicate which of those pertain to the All Other group. We reissue prior comment eight.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please direct any questions regarding reserves and production to John Coleman, Mining Engineer, at (202) 551-3610. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc: Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP